UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2019

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Disposal of Assets

On November 15, 2019, Viewmount Developments Limited, (“Viewmount”), a wholly owned subsidiary of Plastec Technologies, Ltd. (the “Company”), entered into an agreement (“Agreement”) pursuant to which Viewmount agreed to sell all of the issued and outstanding share capital of Broadway Manufacturing Company Limited (“BMCL”), Viewmount’s wholly owned subsidiary, to an unaffiliated third party (the “Purchaser”). BMCL currently has the right to use certain parcels of land in Shenzhen together with premises built thereon. Pursuant to the Agreement, Viewmount will sell the outstanding share capital of BMCL for HK$47,964,570.65 (or approximately US$6,150,000 based on an agreed upon exchange rate of 7.8 HKD for every 1 USD (the “Exchange Rate”)) in cash, net of all relevant expenses, charges and tax. Viewmount will also receive from the Purchaser HK$112,035,429.35 (or approximately $14,360,000 based on the Exchange Rate) representing all amounts due by BMCL to Viewmount. The closing of the purchase is expected to take place within seven (7) days of the execution of the Agreement.

Exhibits

Exhibit	Description

4.1	Agreement, dated November 15, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 15, 2019

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer